Exhibit 99.1

Borr Drilling Limited – Notification of PDMR Trades

Borr Drilling Limited (NYSE and OSE: BORR) (the “Company”) has: (i) allocated and will deliver 34,771 of the Company’s shares, held in treasury and listed on Oslo Stock Exchange, to three persons discharging managerial responsibilities (“PDMRs”), as defined by the Market Abuse Regulation in their capacity as directors, constituting part of their remuneration; and (ii) received corresponding trade notifications from the PDMRs:

Director and Chairman Tor Olav Trøim: 12,367 shares, constituting part of his remuneration for Q2 and Q3 2022. After delivery Mr. Trøim, with close associates, will own 15,792,857 shares in the Company.

Kate Blankenship, Director: 15,460 shares, constituting part of her remuneration for Q2 and Q3 2022. After delivery Mrs. Blankenship, with close associates, will own 195,469 shares in the Company.

Neil Glass, Director of Borr Drilling: 6,944 shares constituting part of his remuneration for Q3 2022. After delivery Mr. Glass, with close associates, will own 135,596 shares in the Company.

The transfer value of the transferred shares for Q2 2022 has been set to the closing trading price of the Company’s share on New York Stock Exchange at 30 June 2022 which was $4.61 per share. The transfer value of the transferred shares for Q3 2022 has been set to the subscription price of the Company’s $275 million equity raise completed on August 26, 2022, which was $3.60 per share.

Hamilton, Bermuda

14 October 2022

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.